Exhibit 99.2

Triterras Inc. and Subsidiaries
Registration Number: 201801540M

Interim Condensed Consolidated Financial Statements

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Interim condensed consolidated statements of financial position

	Note	As of August 31, 2021 (Unaudited)	As of February 28, 2021 (Audited)
		US$	US$
Assets
Property, plant and equipment	4	2,174,339	1,527,260
Intangible assets	5	13,112,557	7,903,840
Goodwill	6	5,191,784	—
Contract costs	7	2,135,056	2,773,611
Other investments	8	15,000,000	—
Non-current assets		37,613,736	12,204,711

Trade receivables – external customers		36,859,543	22,853,115
Loan receivables - external customers		362,007	—
Other current assets	9	1,863,139	3,410,526
Restricted cash		—	35,686,643
Cash and cash equivalents		99,413,468	134,025,561
Current assets		138,498,157	195,975,845
Total assets		176,111,893	208,180,556

Equity
Share capital		8,320	8,320
Additional paid-in capital		172,290,724	172,290,724
Treasury shares	10	(49,866,509)	(14,276,718)
Translation reserve		(75)	—
Retained earnings / (Accumulated losses)		15,759,430	(11,517,139)
Equity attributable to owners of the Company		138,191,890	146,505,187
Non-controlling interests		391	—
Total equity		138,192,281	146,505,187

Liabilities
Lease liabilities	11	1,374,656	868,536
Deferred tax liabilities	12	2,301,594	1,714,928
Other payables	13	1,000,000	—
Non-current liabilities		4,676,250	2,583,464

Other payables	13	10,990,238	8,668,641
Contract liabilities	15	18,146	49,124
Lease liabilities	11	352,020	260,429
Deferred income		191,271	75,848
Current tax payable		3,197,621	6,226,065
Warrants liabilities	14	18,494,066	43,811,798
Current liabilities		33,243,362	59,091,905
Total liabilities		37,919,612	61,675,369
Total equity and liabilities		176,111,893	208,180,556

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Interim condensed consolidated statements of comprehensive income (unaudited)

	Note	Six months ended August 31, 2021	Six months ended August 31, 2020
		US$	US$

Revenue	15	22,878,504	23,692,234

Costs and expenses:
Cost of revenue	16	(1,343,505)	(2,582,339)
Marketing and sales	17	(953,108)	(1,554,348)
General and administrative	18	(14,063,733)	(2,259,696)
Impairment loss on trade receivables		(3,864,116)	—
Total costs and expenses		(20,224,462)	(6,396,383)

Results from operating activities		2,654,042	17,295,851

Other income		1,320	—
Change in fair value of warrant liability		25,317,732	—

Finance income		6,538	10
Finance costs		(58,732)	(70,367)
Net finance costs		(52,194)	(70,357)

Profit before income tax		27,920,900	17,225,494
Income tax expense		(643,940)	(3,017,443)
Profit for the period		27,276,960	14,208,051

Other comprehensive income
Foreign operations – foreign currency translation differences		(75)	—
Total comprehensive income for the period		27,276,885	14,208,051

Profit attributable to:
Owners of the Company		27,276,569	14,208,051
Non-controlling interests		391	—
		27,276,960	14,208,051

Earnings per share attributable to equity holders of the Company
- Basic and diluted	24	0.35	2.84

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Interim condensed consolidated statements of changes in equity (unaudited)

	Ordinary shares	Additional paid-in capital	Treasury shares	Retained earnings/ (Accumulated loss)	Translation reserve	Non-controlling interests	Total Equity
	US$	US$	US$	US$	US$	US$	US$

As of February 29, 2020 (Audited)	5,000,100	—	—	11,369,284	—	—	16,369,384

Total comprehensive income for the period
Profit for the period	—	—	—	14,208,051	—	—	14,208,051
Total comprehensive income for the period	—	—	—	14,208,051	—	—	14,208,051

Transactions with owner, recognised directly in equity
Contributions by owner
Issue of ordinary shares	—	—	—	—	—	—	—
Total transactions with owner	—			—	—	—	—

As of August 31, 2020	5,000,100	—	—	25,577,335	—	—	30,577,435

As of February 28, 2021 (Audited)	8,320	172,290,724	(14,276,718)	(11,517,139)	—	—	146,505,187

Total comprehensive income for the period
Profit for the period	—	—	—	27,276,569	—	391	27,276,960
Other comprehensive income for the period					(75)		(75)
Total comprehensive income for the period	—	—	—	27,276,569	(75)	391	27,276,885

Transactions with owner, recognised directly in equity
Contributions by owner
Acquisition of treasury shares	—	—	(35,589,791)	—	—	—	(35,589,791)
Total transactions with owner	—	—	(35,589,791)	—	—	—	(35,589,791)

As of August 31, 2021	8,320	172,290,724	(49,866,509)	15,759,430	(75)	391	138,192,281

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Interim condensed consolidated statements of cash flows (unaudited)

	Note	Six months ended August 31, 2021	Six months ended August 31, 2020
		US$	US$
Cash flows from operating activities
Profit for the period		27,276,960	14,208,051
Adjustments for:
Finance costs		58,732	70,367
Depreciation of property, plant and equipment	4	262,808	13,802
Amortisation of intangible assets	5	539,825	15,059
Amortisation of contract costs	7	638,555	584,722
Impairment loss on trade receivables		3,864,116	—
Income tax expense		643,940	3,017,443
Change in fair value of warrants liabilities		(25,317,732)	—
		7,967,204	17,909,444
Changes in working capital:
Contract costs		—	(5,350,000)
Trade receivables		(17,870,544)	(1,045,444)
Loan receivables		(202,551)	—
Other current assets		1,579,054	(672,945)
Other payables		985,420	2,480,892
Contract liabilities		(30,978)	(53,753)
Deferred income		115,423	—
Cash (used in) / generated from operations		(7,456,972)	13,268,194
Income tax paid		(3,085,718)	—
Finance costs paid		(58,732)	(70,367)
Net cash (used in) / generated from operating activities		(10,601,422)	13,197,827

Cash flows from investing activities
Acquisition of plant and equipment		(174,557)	(1,274)
Development expenditure		(4,904,460)	(7,457,729)
Acquisition of subsidiaries, net of cash acquired		(3,827,377)	—
Acquisition of other investments		(15,000,000)	—
Net cash used in investing activities		(23,906,394)	(7,459,003)

Cash flows from financing activities
Lease payment		(171,038)	(11,658)
Interest paid		(30,091)	(2,971)
Repurchase of own shares		(35,589,791)	—
Net cash used in financing activities		(35,790,920)	(14,629)

Net (decrease) / increase in cash and cash equivalents		(70,298,736)	5,724,195
Cash and cash equivalents at beginning of the period		134,025,561	165,298
Restricted cash at beginning of the period		35,686,643	—
Cash and cash equivalents at end of the period		99,413,468	5,889,493

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Significant non-cash transactions

During the six months ended August 31, 2020, the Group entered into the following significant non-cash transactions, respectively:

●Offsetting arrangement with a related corporation for non-trade balances amounting to US$1,417,898.

●Offsetting arrangement with its external customers for trade balances amounting to US$1,501,007.

No offsetting arrangement has taken place during the six months ended August 31, 2021.

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Notes to the interim condensed consolidated financial statements

These notes form an integral part of the interim condensed consolidated financial statements.

The interim condensed consolidated financial statements were authorised for issue by the Board of Directors on April 20, 2022.

1	Overview of the Company

Triterras, Inc. (the “Company”), incorporated in the Cayman Islands, is an investment holding company and the principal activities of the Company and its subsidiaries (the “Group”) are those relating to financial technology platform solutions using innovative blockchain-enabled technology which facilitate trading and trade finance for small and medium sized enterprises.

The Company’s immediate holding company as of August 31, 2021 is Symphonia Strategic Opportunities Limited, a company incorporated in Mauritius. Symphonia Strategic Opportunities is fully owned by an individual shareholder.

The registered office of the Company is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

2	Basis of preparation

2.1	Basis of compilation

The accompanying unaudited interim condensed consolidated financial statements as at August 31, 2021 and for the six months ended August 31, 2021 and 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) - IAS 34 Interim Financial Reporting as issued by International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year for any future period. These financial statements should be read in conjunction with the Group’s audited consolidated financial statements for the year ended February 28, 2021.

2.2	Use of estimates and judgements

The preparation of the interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The Directors have assessed the Group’s ability to continue in operational existence for the foreseeable future and are satisfied that it is appropriate to continue to adopt the going concern basis of accounting in preparing the consolidated financial statements.

The significant judgements made by management in applying the Group’s accounting policies and key sources of estimation uncertainty were the same as described in the last annual financial statements.

3	Significant accounting policies

The accounting policies applied in these interim condensed consolidated financial statements are the same as those applied in the Group’s financial statements as of and for the year ended February 28, 2021.

A number of new standards are effective for annual periods beginning after March 1, 2021 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

The following new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements:

•	COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16).
•	Annual Improvements to IFRS Standards 2018–2020.
•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16).
•	Reference to Conceptual Framework (Amendments to IFRS 3).
•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1).
•	IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts.
•	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2).
•	Definition of Accounting Estimates (Amendments to IAS 8).

4	Property, plant and equipment
	Office equipment	Fixtures and fittings	Motor Vehicles	Right-of-use assets	Total
	US$	US$	US$	US$	US$
Cost
As of February 29, 2020	3,854	—	—	—	3,854
Additions	28,918	258,360	156,402	1,229,376	1,673,056
As of February 28, 2021	32,772	258,360	156,402	1,229,376	1,676,910
Additions	51,819	122,738	—	735,330	909,887
As of August 31, 2021	84,591	381,098	156,402	1,964,706	2,586,797

Accumulated depreciation
As of February 29, 2020	2,355	—	—	—	2,355
Depreciation for the period	4,315	3,589	23,460	115,931	147,295
As of February 28, 2021	6,670	3,589	23,460	115,931	149,650
Depreciation for the period	12,080	54,278	23,460	172,990	262,808
As of August 31, 2021	18,750	57,867	46,920	288,921	412,458

Carrying amounts
As of February 28, 2021	26,102	254,771	132,942	1,113,445	1,527,260
As of August 31, 2021	65,841	323,231	109,482	1,675,785	2,174,339

Property, plant and equipment include right-of-use assets of US$1,675,785 and US$1,113,445 and corresponding lease liabilities of US$1,720,363 and US$1,128,965 related to rental of its office premises entered into during the period ended August 31, 2021 and February 28, 2021, respectively.

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

5	Intangible assets
	IT platform	Software	License	Development costs	Total
	US$	US$	US$	US$	US$
Cost
As of February 29, 2020	300,149	—	—	—	300,149
Additions	9,457,562	—	—	204,448	9,662,010
Reclassification to IT platform	186,317	—	—	(186,317)	—
As of February 28, 2021	9,944,028	—	—	18,131	9,962,159
Additions	—	3,200,000	—	1,704,460	4,904,460
Acquired through business combination	—	801,287	42,795	—	844,082
As of August 31, 2021	9,944,028	4,001,287	42,795	1,722,591	15,710,701

Accumulated amortisation
As of February 29, 2020	9,172	—	—	—	9,172
Amortisation for the period	141,644	—	—	—	141,644
Impairment loss	1,907,503	—	—	—	1,907,503
As of February 28, 2021	2,058,319	—	—	—	2,058,319
Amortisation for the period	511,688	26,710	1,427	—	539,825
As of August 31, 2021	2,570,007	26,710	1,427	—	2,598,144

Carrying amounts
As of February 28, 2021	7,885,709	—	—	18,131	7,903,840
As of August 31, 2021	7,374,021	3,974,577	41,368	1,722,591	13,112,557

During the six months ended August 31, 2021 and the year ended February 28, 2021, cost incurred amounted to nil and US$186,317, respectively of development expenditures for the Kratos™ platform has been capitalized from the point in time the development of the platform becomes technically feasible.

6	Goodwill

During the period ended August 31, 2021, the Group completed a business acquisition that was not material to our consolidated financial statements, either individually or in the aggregate. Accordingly, pro forma historical results of operations related to the business acquisition during the period ended August 31, 2021 have not been presented. The Group has included the financial results of the business acquisition in the consolidated financial statements from the respective date of acquisition.

Goodwill generated from the business acquisition completed during the period ended August 31, 2021 was primarily attributable to expected synergies from future growth and potential monetization opportunities. The amount of goodwill generated during this period that was deductible for tax purposes was not material.

7	Contract costs
	As of August 31, 2021	As of February 28, 2021
	US$	US$

Capitalised contract assets (net)	2,135,056	2,773,611

The movements in capitalized contract costs were as follows:

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

	As of August 31, 2021	As of February 28, 2021
	US$	US$

Balance as of beginning of financial period / year	2,773,611	—
Contract assets acquired	—	5,350,000
Amortisation to marketing and sales expenses	(638,555)	(1,153,831)
Contract assets refunded	—	(322,558)
Impairment loss	—	(1,100,000)
Balance as of end of period/year	2,135,056	2,773,611

The Group has entered into an agreement with an external party to pay commission fees for every successful customer referral upon signing of the subscription agreement of 3 years. These costs are capitalized as it is directly attributable to obtaining a customer’s contract and the Group expects to recover these costs. The contract costs are amortised over the subscription period of 3 years.

The Group performs impairment assessment annually at the end of each financial year. In prior financial year ended February 28, 2021, the Group recognized an impairment loss of US$1,100,000 based on the recoverability of the remaining balance due to existing conditions.

8	Other investments

During the period ended August 31, 2021, the Group subscribed to the shares in Trade Credit Partners Ltd., a Cayman Islands exempted fund (“the Fund”) that exclusively invests in and manages trade finance assets for the sum of US$15 million.

The Fund was formed to pool investment funds of its shareholders for the purpose of originating receivable purchases and/or advance payment transactions with commodity traders and investing in trade claims and receivables generated from commodity trades. As part of its investment strategy, the Fund will target exporter and/or trading clients located outside the United States who are underserved by traditional sources of trade finance. The Fund may seek out insured receivable, advance payment, and/or generally trade finance, or trade and structured finance investments. Additionally, the Fund may purchase under-performing receivables, on a discounted basis, from banks or other creditors. The Fund may also purchase receivables which are discovered or originated via blockchain-enabled trade finance and/or commodity trading technology platforms.

Subsequently in September 2021, the Group subscribed a further US$10 million into the Fund.

The subscription to the shares does not provide the Group control over the Fund. The investment is designated and measured at fair value through profit or loss (FVTPL) because its performance is monitored and managed on a fair value basis.

The fair value measurements for the investment have been categorized as Level 3 fair values based on the inputs to the valuation techniques used. Fair value measurement will be performed on a quarterly basis.

9	Other current assets

	As of August 31, 2021	As of February 28, 2021
	US$	US$

Other receivables	822,933	490,631
Prepayments	1,040,206	2,919,895
	1,863,139	3,410,526

Prepayments relate to payment made in advance on professional services not received.

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

10	Treasury shares

On January 18, 2021, the Company announced a share repurchase program of up to US$50,000,000 of the Company’s shares. 1,831,532 shares have been repurchased and recognised as treasury shares as of February 28, 2021. Subsequent to financial year end on April 20, 2021, the Company completed its share repurchase program, having spent a total of $49.9 million repurchasing 6,671,788 of its ordinary shares and incurring commission fees of $133,000.

11	Lease liability

	As of August 31, 2021	As of February 28, 2021
	US$	US$
Non-current liability
Lease liability	1,374,656	868,536

Current liability
Lease liability	352,020	260,429

In determining the right-of-use asset, the Group used an interest rate of 5.25%

The lease relates to the office lease which was entered into during the current period and previous financial year. The lease will expire by end of 2021 with an option to renew for another 3 years. The Group expects to renew the office lease by the end of expiry.

Subsequent to the end of the financial period, the Group extended the lease for another 3 years.

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment (see Note 4).

Amounts recognized in profit and loss

	Six months ended August 31, 2021	Six months ended August 31, 2020
	US$	US$
Depreciation on lease liability	172,990	13,089
Interest on lease liability	29,890	2,971

12	Deferred tax liabilities

Recognised deferred tax liabilities

Deferred tax liabilities are attributable to the following:

	As of August 31, 2021	As of February 28, 2021
	US$	US$

Intangible assets	2,254,594	1,667,928
Plant and equipment	47,000	47,000
	2,301,594	1,714,928

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Movement in deferred tax liabilities

	As of February 28, 2021	Recognised in profit or loss	As of August 31, 2021
	US$	US$	US$

Intangible assets	1,667,928	586,666	2,254,594
Plant and equipment	47,000	—	47,000
	1,714,928	586,666	2,301,594

13	Other payables

	As of August 31, 2021	As of February 28, 2021
	US$	US$
Non-current
Contingent consideration	1,000,000	—

Current
Accruals	6,133,172	6,726,147
Provisions	1,296,972	1,750,000
Contingent consideration	1,000,000	—
Other payables	2,560,094	192,494
	10,990,238	8,668,641

Accruals mainly relate to legal and professional fees accrued for the period.

Other payables mainly relate to legal fees payable for the period.

Contingent consideration relates to acquisition made during the year on Invoice Bazaar Group subject to certain revenue milestones.

14	Warrants liabilities

As of August 31, 2021, the Company had 25,300,000 public warrants and 681,000 private warrants outstanding.

Pursuant to the Business Combination Agreement, the outstanding warrants of Netfin to purchase a Class A Share were assumed by the Company on identical terms. The warrants entitle the holder to purchase one ordinary share of the Company at an exercise price of US$11.50 per share at any time on or after 30 days after the Business Combination and on or prior to 5 years after the date on which the Company completes the Business Combination.

The Company determined that these warrants are puttable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability.  The outstanding warrants are recognised as a warrant liability on the statement of financial position and are measured at their inception date fair value and subsequently re-measured at each reporting period with changes being recorded as component of other income/(loss) in profit or loss.

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

The fair value of warrant liabilities was measured using the Black-Scholes model. Significant inputs into the model at the inception and reporting period measurement dates are as follows (exercise and stock price in US$):

	As of August 31, 2021	As of February 28, 2021
Exercise price (1)	15.00	15.00
Stock price (2)	5.06	7.13
Expected life (years)	4.19	4.70
Volatility (3)	46.67%	42.03%
Risk-free interest rate (4)	0.97%	0.68%
Dividend yield	0.0%	0.0%

(1)	Based on the terms provided in the warrant agreement dated July 30, 2019.
(2)	Based on the trading value of common stock of Triterras, Inc. as of each presented period ending date.
(3)	Based on Peer Volatility Analysis over each respective remaining contractual term.
(4)	Based on published US Treasury spot rates as of each presented period ending date and correspond with the remaining contractual term.

The following table presents the changes in fair value of warrant liabilities:

	Public	Private placement	Warrant liabilities
	US$	US$	US$
Initial measurement as of November 10, 2021	66,792,000	3,131,483	69,923,483
Change in valuation inputs	(24,035,000)	(2,076,685)	(26,111,685)
Fair value as of February 28, 2021	42,757,000	1,054,798	43,811,798

Fair value as of February 28, 2021	42,757,000	1,054,798	43,811,798
Change in valuation inputs	(24,794,114)	(523,618)	(25,317,732)
Fair value as of August 31, 2021	17,962,886	531,180	18,494,066

The public warrants are considered Level 1 liabilities in the fair value hierarchy as the determination of fair value is obtained from an observable market quote in an active market under the ticker TRITW. The quoted prices of the public warrants as of August 31, 2021 and February 28, 2021 were US$0.71 and US$1.69, respectively.

The private placement warrants are considered Level 2 liabilities in the fair value hierarchy as the determination of fair value includes various assumptions about future activities, the Company’s stock prices and historical volatility as inputs.  The fair value of the private warrants as of August 31, 2021 and February 28, 2021 were US$0.78 and US$1.55, respectively.

As of August 31, 2021, none of the warrants have been exercised.

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

15	Revenue

This represents revenue arising from the Group’s contracts with customers for license fees, platform service fees and interest income.

	Six months ended August 31, 2021	Six months ended August 31, 2020
	US$	US$

License fees	10,979	11,855
Platform service fees
- Trade discovery sub-module	8,837,909	12,273,745
- Trade finance sub-module	14,001,928	11,406,634
- Invoice Bazaar	13,459	—
Interest income	14,229	—
	22,878,504	23,692,234

License fees

Nature of services

The license fees charged provide customers the rights to access the platform, where customers can obtain the economic benefits by transacting on the platform from the point the access rights were given to the customers. License fees are agreed upon signing of sales contracts and are non-refundable.

Revenue recognition

License fees are recognised over time of the contract period of 12 months because the customers are being provided with the right to use the platform as it exists throughout the period.

Significant payment terms

Invoices for license fees are generated after each successful sign-up on the platform. Credit terms are generally 90 days (in May 2021 we extended our payment term to 120 days).

Platform service fees – Trade Discovery sub-module

Nature of services

The platform enables the customers to connect to other counterparties to perform trade transactions. Sales contracts are entered with the customers before onboarding the customers to commence trading. The fees charged are calculated based on the percentage fee agreed in the contract and actual volume of trade transactions.

Revenue recognition

Platform service fees are recognised at the point in time where the trades are completed on the platform (i.e., trade has been transacted and both buyers and sellers have acknowledged the trades on the platform). Each completed trade constitutes a single performance obligation, as the platform serves as a commonplace to connect the buyer and seller to execute the trade. Transaction price is determined based on total trade transaction value and fee agreed in the sales contract.

Significant payment terms

Non-refundable advances are collected from customers upon entering into the sales agreement. These advances will be utilised to offset against fee collection on future completed trade transactions on the platform.

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Invoices are generated at the end of each month for all completed trades. The invoice amount is first offset with the advances previously collected and the remaining balance is payable with credit terms of 90 days (in May 2021 we extended our payment term to 120 days).

Platform service fees – trade finance sub-module

Nature of services

The platform enables the customers to connect to other counterparties to obtain trade financing from lenders. Sales contracts are entered with the customers before onboarding the customers to commence trading. The fees charged are calculated based on the percentage fee agreed in the contract and total approved funding.

Revenue recognition

Platform service fees are recognised at the point in time when funding is provided to the borrowers on the platform (i.e. lender has disbursed the loan funding to the borrower and the borrower has acknowledged the loan funding on the platform). Each completed trade constitutes a single performance obligation, as the platform serves as a commonplace to connect the borrower and lender to execute the trade. Transaction price is determined based on total approved fund value and fee agreed in the sales contract.

Significant payment terms

Non-refundable advances are collected from customers upon entering into the sales agreement. These advances will be utilised to offset against fee collection on future completed trade transactions on the platform.

Invoices are generated at the end of each month for all completed trades. The invoice amount is first offset with the advances previously collected and the remaining balance is payable with credit terms of 90 days (in May 2021 we extended our payment term to 120 days).

Platform service fees – Invoice Bazaar

Nature of services

The platform enables the customer to connect to the buyers and/or suppliers to obtain supply chain financing from the customer. Sales contracts are entered with the customer before onboarding the customers to enter into the supply chain finance transaction. The fees charged are calculated based on the agreed fee for each transaction in the agreement.

Revenue recognition

Platform service fees are recognised at the point in time where the transactions are completed on the platform (i.e. supply chain financing has been transacted and both customer and buyer or supplier have acknowledged the transactions on the platform). Each completed transaction constitutes a single performance obligation, as the platform serves as a commonplace to connect the customer and buyers or suppliers to execute the supply chain finance transaction. Transaction price is determined based on total transaction amount and fee agreed in the service agreement.

Significant payment terms

Invoices are generated at the end of each month for all completed transactions. Credit terms are generally around 10 days.

Interest income

Nature of services

Interest income is generated through an interest charged on provisioning of loans advances through supply chain financing, invoice discounting and e-commerce finance arrangements. Interests are agreed upon signing of sales contracts.

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Revenue recognition

Interest income is recognized in profit or loss using the effective interest method, over the period of the loan during which the service is provided or credit risk is undertaken. Transaction price is determined based on the interest fee and facility amount agreed in the sales contracts.

Significant payment terms

Credit terms of loans advances and interest income can be up to 5 months.

Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	As of August 31, 2021	As of February 28, 2021
	US$	US$

Trade receivables	36,859,543	22,853,115
Contract liabilities	(18,146)	(49,124)

Contract liabilities relate to advances collected from customers upon sign-up as part of the license fees billed and license fees deferred, as revenue is recognised over the contract terms of 12 to 36 months.

16	Cost of revenue

	Six months ended August 31, 2021	Six months ended August 31, 2020
	US$	US$

Operation of IT platform	1,110,473	2,563,371
Cloud management services	233,032	18,968
	1,343,505	2,582,339

Cost of revenue consists primarily of expenses associated with delivery of the IT platform and services. These include expenses related to operation of the IT platform, cloud management service fees and bandwidth costs. Amortization of $539,825 (2020: $15,059) was included under operation of IT platform.

17	Marketing and sales

	Note	Six months ended August 31, 2021	Six months ended August 31, 2020
		US$	US$

Marketing and promotional expenditures		233,813	1,884
Consultancy services relating to business development		80,740	967,742
Amortisation of contract costs	7	638,555	584,722
		953,108	1,554,348

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

18	General and administrative

The following items have been included in arriving at general and administrative expenses:

	Six months ended August 31, 2021	Six months ended August 31, 2020
	US$	US$

Management fees	—	1,559,235
Legal fees	5,165,416	—
Professional fees	335,155	223,697
Consultancy fees	1,589,966	182,093
Staff cost	5,754,346	241,588
Directors and committee fees	604,166	—
Travelling expenses	24,898	—
Depreciation	262,808	13,802

Management fees primarily relate to staff costs, accounting and administrative support services and office space recharges from related parties.

19	Business combinations

On May 20, 2021, the Group entered into a Share Purchase Agreement (the “Purchase Agreement”) to acquire all of the outstanding share capital of IB Holdings Ltd (“Invoice Bazaar”), a privately-held United Arab Emirates-based supply chain finance company with operations in the United Arab Emirates and offices in Dubai and India, along with all of the share capital of Techfin Solutions FZCO (“Techfin”), a 99%-owned subsidiary of IB Holdings, and 49% ownership interest in Invoice Bazaar Forfaiting Services LLC (JV of IB Holdings). The Invoice Bazaar platform allows the Group to provide an alternative form of financing on the Kratos™ platform which we believe will increase utilization of the Kratos™ platform by entering into new markets and diversify our innovative offerings.

Pursuant to the Purchase Agreement, the Group agreed to acquire all of the shares of Invoice Bazaar for up to US$8.0 million dollars funded by cash on hand.  The purchase price is structured as follows: (i) an initial cash payment of US$4.0 million, (ii) deferred cash consideration of US$2.0 million payable in two US$1.0 million tranches upon the earlier of each of the first and second anniversary of the initial cash payment, or the achievement of cumulative revenue milestones and (iii) up to US$2.0 million in earn-out consideration, subject to achievement of certain revenue milestones and continued service with IB Holdings of certain members of the IB Holdings’ founding team. The Invoice Bazaar Sellers will be additionally entitled to receive a portion of the proceeds of any sale of e-commerce business by the Company within 24 months of the closing of the Acquisition.

Considerations transferred

The following table summarizes the acquisition date fair value of the purchase consideration transferred:

US$

Cash	4,000,000
Contingent consideration	2,000,000
Total purchase consideration	6,000,000

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

Contingent consideration

Contingent consideration made up of the components below, is recorded in other payables in the statement of financial position:

Payable on first anniversary or the achievement of cumulative revenue milestones	1,000,000
Payable on second anniversary or the achievement of cumulative revenue milestones	1,000,000
Earn-out (as described below)	—

The Group has agreed to pay the selling shareholders in 2 years’ time additional consideration of up to $4,000,000 if the acquiree’s cumulative revenue over the next 2 years exceeds certain revenue milestones. $1,000,000 will be paid on the completion of the first and second year when the acquiree achieved a cumulative revenue of $800,000 for each respective year. The earn-out of $2,000,000 will be paid when the acquiree achieved cumulative revenue of US$10,000,000 within the next 2 years.

Identifiable assets acquired and liabilities assumed

The following table summarizes the estimated fair values of Invoice Bazaar assets acquired and liabilities assumed as of the acquisition date:

US$

Intangible assets	844,082
Loan receivables	159,456
Cash and cash equivalents	172,623
Other current assets	31,667
Non-controlling interests	(31,979)
Other payables	(399,612)
Total identifiable net assets acquired	776,237

Measurement of fair values

The valuation techniques used for measuring the fair value of material assets acquired were as follows:

Assets acquired	Valuation technique

Intangible assets	Relief-from-royalty method and multi-period excess earnings method: The relief-from-royalty method considers the discounted estimated royalty payments that are expected to be avoided as a result of the patents being owned. The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the customer relationships, by excluding any cash flows related to contributory assets.

Loan receivables comprise gross contractual amounts due of US$159,456, of which the full amount was expected to be collectable at the date of acquisition.

If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

Goodwill

Goodwill arising from the acquisition has been recognized as follows:

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

US$
Purchase consideration	6,000,000
Non-controlling interest, based on their proportionate interest in the recognised amounts of the assets and liabilities of IB	(31,979)
Fair value of identifiable net assets	(776,237)
Goodwill	5,191,784

Goodwill is not expected to be deductible for income tax purposes.

Amortization expense of US$28,136 related to these intangible assets was recorded for the six months ended August 31, 2021.

In connection with this acquisition the Group incurred US$227,067 of acquisition related expenses recorded in general and administrative expenses in the consolidated statement of comprehensive income for the six months ended August 31, 2021.

For the six months ended August 31, 2021 Invoice Bazaar contributed US$27,688 and US$250,100 of revenue and comprehensive loss, respectively.

20	Significant related party transactions

For the purpose of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence.  Related parties may be individuals or other entities.

During the financial period, in addition to disclosures made elsewhere in the interim condensed consolidated financial statements, there were the following significant related party transactions undertaken on terms as agreed between the parties in the normal course of business:

	Six months ended August 31, 2021	Six months ended August 31, 2020
	US$	US$
Sale of services
- Related companies	—	3,664,185

	Six months ended August 31, 2021	Six months ended August 31, 2020
	US$	US$
Management fees
- Related companies	—	1,559,235

Sales of services provided to related parties during the year refer to Antanium Resources Pte. Ltd. and its subsidiaries. All outstanding balances with related parties are priced on an arm’s length basis and were fully settled in the prior financial year.

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

21	Financial risk management

Set out below is an overview of financial instruments, held by the Group as of August 31, 2021 and August 31, 2020:

	Fair value through profit or loss	Amortised cost	Total carrying amount
	US$	US$	US$
As at 31 August 2021
Financial assets
Other investments	15,000,000	—	15,000,000
Trade receivables	—	36,859,543	36,859,543
Loan receivables	—	362,007	362,007
Other current assets#	—	822,933	822,933
Cash and cash equivalents	—	99,413,468	99,413,468
	15,000,000	137,457,951	152,457,951
Financial liabilities
Other payables*	—	10,693,266	10,693,266
Warrants liabilities	18,494,066	—	18,494,066
Lease liabilities	—	1,726,676	1,726,676
	18,494,066	12,419,942	30,914,008

As at February 28, 2021
Financial assets
Trade receivables	—	22,853,115	22,853,115
Other current assets#	—	490,631	490,631
Cash and cash equivalents	—	169,712,204	169,712,204
	—	193,055,950	193,055,950
Financial liabilities
Other payables*	—	1,788,641	1,788,641
Warrants liabilities	43,811,798	—	43,811,798
Lease liabilities	—	1,086,374	1,086,374
	43,811,798	2,875,015	46,686,813

# exclude prepayments

* exclude provisions and advances

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

22	Operating segment

The Group has only one operating segment, namely the trading platform business, the details of which are set out below:

Trading platform business – Engage customers to trade on the platform where the Group earns a fee based on the percentage agreed in the sales contract. Fees charged are based on total trading volume or total approved funds.

Geographical information

Revenue

	Six months ended August 31, 2021	Six months ended August 31, 2020
	US$	US$

United Arab Emirates	21,447,380	2,482,340
Singapore	1,408,970	11,451,052
Hong Kong	20,425	5,213,158
Malaysia	1,562	2,817,313
Other countries	167	1,728,371
	22,878,504	23,692,234

The revenue information of continuing operations above is based on the location of the customers’ country of incorporation.

Non-current assets

All material non-current assets of continuing operations above are based in Singapore.

23	Earnings per share

The basic earnings per share is calculated as the Group’s profit for the period attributable to equity holders of the Group divided by the weighted average number of ordinary shares of the Company in issue during the period.

The Group had no potentially dilutive ordinary shares in issue during the period. The warrants are anti-dilutive.

	Six months ended August 31, 2021	Six months ended August 31, 2020
	US$	US$

Profit for the period attributable to equity holders of the Group	27,276,569	14,208,051

	No. of shares	No. of shares

Weighted average number of ordinary shares in issue during the period	77,011,297	5,000,100

	US$	US$

Basic and diluted earnings per share	0.35	2.84

Triterras Inc. and Subsidiaries

Interim condensed consolidated financial statements (unaudited)

24	Subsequent events

In September 2021 the Group subscribed to additional shares in Trade Credit Partners Ltd., a Cayman Islands exempted fund that exclusively invests in and manages trade finance assets generated from commodities trades which brings the Group’s total investment to $25 million.

On September 21, 2021, the Group incorporated an entity, TR Receivables SPV Limited, and subscribed for 1,000 ordinary shares for a consideration of US$1,000.

On November 2, 2021, the Group incorporated an entity, Triterras Fintech Swiss AG, and subscribed for 1,000 ordinary shares for a consideration of CHF100,000.

On October 28, 2021, the Company issued a press release announcing the completion of the independent investigation where the Company’s Audit Committee concluded that the allegations contained in the short report lack either factual support or material basis.

On November 10, 2021, the Group extended its office lease in Singapore for another three years.

On March 14, 2022, Nasdaq delisted the Company’s Ordinary Shares and Public Warrants by filing a Form 25 Notification of Removal From Listing with the SEC.